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                                                     Commission File No. 1-14812


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2001

                               ________________


                          GLOBAL-TECH APPLIANCES INC.
   (Exact Name of Registrant as Specified in its Charter and Translation of
                        Registrant's Name into English)


                            British Virgin Islands
                (Jurisdiction of incorporation or organization)

Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong
                   (Address of principal executive offices)

                               ________________


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]      Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes [_]             No [X]



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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release dated June 4, 2001, announcing the Registrant's acquisition of a majority stake in Lite Array, Inc.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated July 2, 2001, announcing the Registrant's financial results for the fourth quarter and the fiscal year ended March 31, 2001.

     Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's press release dated August 30, 2001, announcing the completion of the Registrant's acquisition of a majority stake in Lite Array, Inc.

     Attached hereto as Exhibit 4 and incorporated by reference herein is the Registrant's press released dated August 31, 2001, announcing the Registrant's financial results for the first quarter ended June 30, 2001.

     Attached hereto as Exhibit 5 and incorporated by reference herein is the Registrant's Quarterly Report for the Three Months ended June 30, 2001, including financial statements and Management's Discussion and Analysis.

     Attached hereto as Exhibit 6 and incorporated by reference herein is the Registrant's press release dated September 11, 2001, discussing the impact on the Registrant of Moulinex S.A. court filing.

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2001

                                             GLOBAL-TECH APPLIANCES INC.

                                             By:  /s/ Brian Yuen
                                                -------------------------
                                                    Brian Yuen
                                                 Assistant Secretary

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                                 EXHIBIT INDEX

Exhibit Number    Description                                 Page Number
--------------    -----------                                 -----------

     1            Press Release dated June 4, 2001                  5

     2            Press Release dated July 2, 2001                  8

     3            Press Release dated August 30, 2001              13

     4            Press Release dated August 31, 2001              16

     5            Quarterly Report for the Three Months            21
                   ended June 30, 2001

     6            Press Release dated September 11, 2001           34


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